NORTHGATE MINERALS CORPORATION
(THE ISSUER )

Annual and Special Meeting of Holders of Common Shares

May 4, 2007

REPORT OF VOTING RESULTS
National Instrument 51-102 Continuous Disclosure Obligations
Section 11.3

Matters Voted Upon

General Business		Outcome of Vote

1.	The election of the following nominees as directors of the Issuer for the ensuing year:	Carried by a show of hands

(a) C. William Daniel, O.C.
(b) Patrick D. Downey, C.A.
(c) Douglas P. Hayhurst, F.C.A.
(d) Keith C. Hendrick
(e) Klaus V. Konigsmann
(f) Terrence A. Lyons
(g) Conrad A. Pinette
(h) Kenneth G. Stowe

2.	The appointment of KPMG LLP, Chartered Accountants, as auditors of the Issuer for the ensuing year.	Carried by a show of hands

3.	The authorization of the board of directors to fix the auditor s remuneration for the ensuing year.	Carried by a show of hands

Special Business

1.	The ordinary resolution re-approving and re-adopting the Shareholder Rights Plan.	Carried by a show of hands

2.	The ordinary resolution approving and adopting the 2007 Share Option Plan.	Carried by a show of hands